January 23, 2023

Robert W. Long
Chief Executive Officer
StepStone Group Private Wealth LLC
128 S Tryon St., Suite 880
Charlotte, NC 28202

                       Re:    StepStone Private Infrastructure Fund (the
Fund   )
                              File Nos. 811-23848, 333-268986

Dear Mr. Long:

        We have reviewed the Fund   s registration statement on Form N-2 filed
with the
Securities and Exchange Commission on December 23, 2022, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

   1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. Please supplementally explain if the Fund has submitted or intends to submit any exemptive applications or a no-action request in connection with the registration statement, including an application to offer multiple classes of shares and/or to make certain co-investments. Please inform us of the anticipated timing of any applications or requests for relief.

   3. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

   4. In places throughout the registration statement, the disclosure is lengthy, highly detailed
      and appears unduly promotional. Please note,    [t]he purpose of the
prospectus is to
 Robert W. Long
Page 2

      provide essential information about the [Fund] in a way that will help investors make informed decisions about whether to purchase the [Shares] being offered,
  and    should
      include only information needed to understand the fundamental characteristics of the
      [Fund].    Form N-2, Part A: The Prospectus. Also, in compliance with
Form N-2, any
            sales literature      should not significantly lengthen the
prospectus nor obscure essential
      disclosure.    General Instructions for Parts A and B, 5(b). Please
revise to ensure
      disclosure is presented in a clear, concise and understandable manner and that it fairly balances the opportunities presented against the risks involved.

   5. We note the term    diversified    is used in the disclosure to describe
aspects of the Fund   s
      portfolio. As the Fund is categorized as non-diversified under the 1940 Act, to avoid
      confusion, please delete or replace the term    diversified    throughout
the registration
      statement.

   6. Please tell us if you have presented or will present any    test the
waters    materials to
      potential investors in connection with this offering. If so, please provide us with copies of such materials.

   7. Please add a separately captioned section to the prospectus describing material terms of the securities being offered (e.g., distribution rights). Similarly, please add a separately captioned section describing material terms of your Declaration of Trust or other governance-related matters investors should be aware of when considering an investment in the Fund.

   8. We note your intention to operate as an interval fund and that you will invest in private infrastructure assets. Private infrastructure appears to be an asset class that may be illiquid, impacted by changes in interest rates, and irregular cash flows. You also disclose
      the lengthy holding period of the Fund   s investments, the Fund   s need
to fund capital
      calls and your goal to minimize cash drag. Given recent market events, including events involving funds that invest in similar asset classes, please consider the need for additional disclosure addressing how you intend to meet your obligations under rule 23c-3(b)(10)
      under the 1940 Act, including any risks to investors arising from your operations as an interval fund.


                                           Prospectus

Prospectus Cover

   9. Please disclose the bullets on the Cover in bold.

   10. In Distributions on page 67, the disclosure indicates the Fund   s
distributions could
       constitute a return of capital to the Fund   s shareholders.
Accordingly, as appropriate,
       please disclose as additional bolded bullets the following:

      x   The Fund   s distributions may be funded from unlimited amounts of
offering proceeds
          or borrowings, which may constitute a return of capital and reduce the amount of
 Robert W. Long
Page 3

          capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

      x   A return of capital to Shareholders is a return of a portion of their original investment
          in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the
Shareholder   s original
          investment.

   11. Please confirm the bullets will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund
       Shares.

   12. Following the bullets, in the paragraph describing the Fund   s nature
as an interval fund,
       please disclose the anticipated frequency of the Fund   s repurchase
offers, the intervals
       between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the Fund's initial repurchase offer. Please include a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks.

   13. Please disclose on the Cover a brief description of the Fund   s
objective and its principal
       strategies and investments. In particular, please specify the Fund   s
principal strategies
       that are speculative (e.g., use of leverage) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the
       Guidelines to Form N-2, Guide 6.

Summary of Prospectus

   14. In general, please disclose in the Summary, in a clear and concise
manner, the Fund   s
       objective and how the Fund proposes to achieve its objective. In this regard, please disclose clearly what private infrastructure is and the types of companies, vehicles and
       Investment Funds the Fund invests in to gain access to this asset class. Briefly explain how the Fund evaluates investments and the portfolio construction parameters it uses to construct the portfolio as a whole. The disclosure should include investments disclosed in the section Investment Types and Related Risks, beginning on page 31. Per comment 4 above, please remove extraneous disclosure included in the Summary that does not
       contribute to an investor   s understanding of the fundamental nature of
the Fund.

      What is the StepStone Private Infrastructure Fund? (page 1)

   15. In the second line of the first paragraph, the disclosure states that private infrastructure
       assets is an asset class that    is often less correlated to both public
and private assets.
       Please be more specific as to which public and private assets you are referring to and
       explain why    private infrastructure assets    are different.

   16. The first line of the second paragraph refers to    core, core plus and
value-add
       infrastructure strategies.    Please briefly explain what these terms
mean.
 Robert W. Long
Page 4


   17. The disclosure in the last line of the second paragraph refers to
StepStone as    one of the
       largest investment firms that focuses exclusively on the private
markets.    Please disclose
       the basis for this statement and provide appropriate context.

   18. The disclosure in the third paragraph states    The Fund intends to make
direct and indirect
       investments in debt and equity interests across a variety of private infrastructure
       investments    within infrastructure areas and    [t]hese private assets
together are referred
       to as    Infrastructure Assets.       The disclosure in the following
paragraph states    the Fund
       will invest and/or make capital commitments of at least 80% of its net
assets   in
       Infrastructure Assets [emphasis added].    Please clarify the disclosure
to indicate
       specifically how the Fund will invest 80% of its assets in infrastructure. For example, what percentage of revenue of the companies the Fund invests in is attributed to infrastructure? What percentage of the Investment Funds will be in infrastructure companies? In addition, please explain why counting capital commitments towards your
       80% policy is consistent with rule 35d-1 under the 1940 Act or revise to remove the reference.

   19. The disclosure in the third paragraph indicates that the defined term Infrastructure Assets
       includes    infrastructure-related investments   . Please clarify what
these investments are.
       As infrastructure-related investments are included in the Fund   s 80%
test, please disclose
       how these investments are economically tied to infrastructure.

   20. In the penultimate paragraph on page 1, Secondary Investments, please explain in the
       disclosure the meaning of the term    evergreen    with respect to
Open-Ended Funds.
       Similarly in the second paragraph on page 2, please explain in the disclosure the meaning
       of the phrase    open architecture approach,    and in the following
paragraph, please
       disclose the meaning of the term    risk-adjusted   .

   21. On page 2, in the paragraph Primary Investments, the disclosure states The Fund expects that most of its Primary Investments will be seasoned primary investments... [emphasis
       added].    Will the Fund invest as a principal investment strategy in early stage/venture
       capital companies either directly or indirectly through Investment Funds? If so, disclose and disclose associated risks.

   22. The disclosure on page 20 states the Fund seeks to    construct a
balanced portfolio across
       mainly developed economies, with a focus on North America and Europe.
In this
       section, or at appropriate place in the Summary, please disclose foreign investment as a principal strategy of the Fund and the associated risks. Please also disclose investment in emerging markets and the attendant risks if such investment is a principal strategy of the
       Fund.

      Who is responsible for managing the Fund? (page 2)

   23. The disclosure in the penultimate sentence in the second paragraph of this section states
          As of September 30, 2022, StepStone oversaw $602 billion[1] including $135 billion of
       assets under management.    Please explain to us what    oversaw
means. The footnote
 Robert W. Long
Page 5

      attached to    $602 billion    states       Private markets allocations
 means the total amount of
      assets under management and assets under advisement.    What does the
phrase    private
      markets allocations    refer to? Please also explain to us what the
phrase    assets under
      advisement    means and if this differentiates the Advisers    assets
under management of
      $135 billion from the $602 billion they oversee.

   24. At the top of page 3, the disclosure tells investors to    [p]lease see
Stepstone   s website
       for the most up-to-date information.    Similarly, on page 11, in
response to Where can I
       find the most current information on the Fund? you answer that your
website    is the best
       source for the most current information on the Fund.    Please rephrase
these sentences to
       avoid any implication that your prospectus is not    up-to-date    or
that investors need to
       look elsewhere for information necessary to understand their investment.

      What is the market opportunity that the Advisers believe exists for investors in the Fund?
      (page 3) and What are the Fund   s areas of differentiation? (page 4)

   25. The disclosure in these sections is technical, highly detailed and appears unduly promotional. The disclosure is also repeated later in the prospectus. In accordance with comment 4 above, please delete or revise as needed.

      Please describe the Fund   s features that would be considered
investor friendly   ?
      (Page 5)

   26. The first line of this section states    Shareholders can access
Infrastructure Assets through
       an investment product with terms that are more attractive than historically available investment vehicles providing similar exposure [emphasis added]. Immediately
       following the phrase    terms that   , please insert the phrase    we
believe   , or otherwise
       qualify this statement.

   27. In the fourth bullet, please disclose the Fund may only purchase from 5% to 25% of its outstanding shares quarterly, and that it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares with any repurchase offer.

      Will the Fund invest in the same Infrastructure Assets as other StepStone advised funds and clients? (page 6)

   28. The disclosure in the third sentence of this section states    The
Advisers and the Fund
       have obtained an exemptive order from the SEC that permits the Fund to co-invest
       alongside its affiliates.    However, the disclosure on page 53 states
that costs associated
       with preparing and filing exemptive applications    in respect of
certain co-investment
       transactions and the ability [to] offer multiple classes of shares will be borne by the
       Fund and its shareholders. Please reconcile these inconsistencies in the disclosure.

      What is the difference between Class T, Class S, Class D, and Class I Shares? (page 7)

   29. The disclosure in the first line of this section states    The Fund is
offering four classes of
       Shares to provide investors with more flexibility in making their investment and to
 Robert W. Long
Page 6

       provide broker dealers with more flexibility to facilitate investment. Will the Fund begin operations prior to receiving a multi-class order? If so, please disclose the Fund will only offer one class of shares until it receives the necessary relief, and that such relief is not guaranteed.

       Will there be any limitation on the expenses charged by the Fund? (page
9)

   30. The Expense Limitation Agreement is not relevant to the Fund   s
objective or strategy and
       it is described in excessive detail for purposes of the Summary. Please revise or delete.

Summary of Fees and Expenses (page 13)

   31. In the narrative preceding the fee table, please disclose the amount of Fund leverage assumed in making the fee calculations.

   32. In footnote 7, please disclose that the effective date of the Expense Limitation and
       Reimbursement Agreement is at least one year from the effective date of the registration statement.

   33. Please include, if applicable, as a specific line item entitled Transaction Expenses to indicate the amount of any fees to be charged to Investors in connection with the repurchase of their shares by the Fund.

Structure (page 16)

   34. The first sentence of this section refers to the Fund as a
diversified    closed-end
       management investment company. Throughout the registration statement, disclosure
       refers to the Fund as    non-diversified   . Please correct this
inconsistency.

Investment Program

       Competitive Strengths (page 17)

   35. In the first bullet under Proactive Investment Sourcing, the disclosure references
       StepStone as    one of the top global allocators of primary capital in
infrastructure.    As
       this determination is subjective, please qualify this statement with the
phrase    we
       believe    or similar.

       Real Assets Asset Class (page 22)

   36. Please clarify the intention of the chart on page 22. In particular, there is no indication what the horizontal arrow is showing. The footnote to the chart states it shows
          StepStone   s estimate of current underwriting equity returns.    If
so, please delete the
       chart as it is potentially misleading.
 Robert W. Long
Page 7

       Private Debt Asset Class (page 23)

   37. In the first paragraph on page 23, the disclosure states    The Fund   s
private debt
       investments may be rated below investment grade   .    Please disclose
these investments
       are otherwise known as    junk   .

       ESG Due Diligence (page 29)

   38. Please disclose the specific ESG due diligence the Fund conducts with respect to investment in Infrastructure Assets. This disclosure should include the data the Fund reviews and the specific areas of ESG the Fund considers with respect to this asset class.

       Leverage (page 31)

   39. Please illustrate the effects of leverage on Shareholders using a tabular format.

Types of Investments and Related Risks (page 31)

   40. In this section, please disclose the risks associated with the Fund   s
status as an interval
       fund and its repurchase policy.

Limitations of Risk Disclosures (page 49)

   41. Please revise this paragraph to avoid the implication that your Risk Disclosures are materially incomplete.

Management of the Fund (page 49)

   42. On page 50, in General, please revise the last sentence of this section to state that a description of the factors considered by the Board in approving the Advisory Agreement and the Sub-Advisory Agreement will be included in either the annual or semi-annual report and provide the period covered by the report. See Form N-2, Item 1.b.(4).

Plan of Distribution (page 61)

   43. Please clarify whether, and if so how, investors will be able to revoke subscriptions prior
       to the Fund   s meeting the Minimum Offering Requirement. In addition,
please clarify
       whether the Adviser will earn fees prior to the satisfaction of the Minimum Offering
       Requirement.

Share Repurchase Program (page 61)

   44. In this section, please disclose whether Shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

   45. To illustrate the repurchase procedures, consider using graphic presentations (such as a time line or calendar) so Shareholders can readily understand the time periods used by the
 Robert W. Long
Page 8

       Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing
       Date and the Repurchase Payment Deadline.

Tax Aspects (page 64)

       Qualification as a Regulated Investment Company; Tax Treatment (page 65)

   46. In this section please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

       Hedging and Derivative Transactions (page 70)

   47. The disclosure in the first line of this section references the Fund s [g]ain or loss, if any, realized from certain financial futures or forward contracts and options transactions.
       Will the Fund use derivatives as a principal investment strategy? If so, please disclose so in the prospectus along with attendant risks.


                              Statement of Additional Information

   48. On page 2, in Investment Policies, Practices and Risks, Fundamental Policies,
       Fundamental restriction #5 states that the Fund may not    make loans of
money or
       securities to other persons   except through purchasing fixed income
securities, lending
       portfolio securities or entering into repurchase agreements   . On page
33, the disclosure
       states    Our investments may consist of loans to small and/or less
well-established
       privately held companies.    Please reconcile this inconsistency.

   49. On page 5, in Other Risks, Additional Tax Considerations, the disclosure in the first line
       of the last paragraph on the page references the Fund   s potential
investment in deferred
       interest securities that is accrued as original issue discount. Please let us know if the
       Fund intends to invest in these types of securities and if so, the extent of the investment.
       We may have further comments.

                                               Part C

Exhibit Index

   50. Please file the Fund   s governing documents as Exhibits. Upon our
review, we may have
       further comments.

Undertakings

   51. Please include the Undertaking required by Item 34.6 of Form N-2 ( Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be
       permitted      ) or explain why the statement is not required.
 Robert W. Long
Page 9

Signatures

   52. Please ensure that subsequent amendments include all of the signatures required by
       Section 6(a) of the Securities Act.


                      *      *       *      *       *         *    *       *


        Please respond to our comments above in an amendment to the registration statement.
Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

       The Division of Enforcement has access to all information you provide to the staff of the
Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,

                                                 /x/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel


cc: Richard Horowitz, Esq., Dechert LLP
    Jay Williamson, Securities and Exchange Commission
    David Manion, Securities and Exchange Commission